Exhibit 99.2

Megatrends, wafer demand and capacity plans to support future growth Peter Wennink President & Chief Executive Officer Investor Day Veldhoven    1

Megatrends, wafer demand and capacity plans to support future growth

Key messages

Global trends continue to fuel semiconductor growth

- While the current macro environment creates near-term uncertainties, we see longer-term wafer demand and capacity showing healthy growth
- Expanding application space and industry innovation are expected to continue to fuel growth across semiconductor markets
- This translates to semi end market annual growth rate of **around 9%** and a doubling of semiconductor revenue (2020-2030)

This drives an increase in demand for wafers into the next decade

- Strong growth rates across markets, continued innovation, more foundry competition and technological sovereignty drive an increased demand at advanced and mature nodes, which requires wafer capacity additions of **over 780 thousand wafer starts per month per year**, or a **CAGR of 6.5%** (2020-2030)

To meet that demand, ASML and its partners are adding capacity

- We plan to adjust our capacity to meet future demand, preparing for cyclicality while sharing risks and rewards fairly with all stakeholders
- We plan to increase our capacity to **90** Low-NA EUV and **600** DUV systems (2025-2026), while also ramping High-NA EUV capacity to **20** systems (2027-2028)

ASML November 11, 2022

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Megatrends Wafer demand Changes from Investor Day 2021 Capacity expansion    Page 3 public

The world is changing fast     Connected Climate change andSocial and worldresource scarcityeconomic shifts • Smarter cities, factories, homes, cars• Rising energy use• Rising population • Connecting billions of ‘things’ • Exploding energy costs• Higher medical costs • Unprecedented data volumes• Accelerating climate change• Faster urbanization • Privacy in a connected world• More waste and pollution• Need for tech talent • Cybersecurity• Fragile food chains• Deglobalization • … • Material shortages• Technological sovereignty • …• …    Page 4 public public

The world is changing fast and technology can help unlock the potential

Connected world

- Cloud infrastructure
- Artificial intelligence
- Hyperconnectivity
- Edge computing

Climate change and resource scarcity

- Energy transition
- Electrification, smart mobility
- Agricultural innovation
- Smarter use of limited resources

Social and economic shifts

- Working, learning remotely
- Healthcare, medical tech
- Technological sovereignty
- Automation

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The connected intelligent edge delivers new and enhanced services

Artificial intelligence of things


Local network analytics
Low-latency interactive content
Boundless XR (eXtended Reality)
On-demand computing
Industrial automation and control
Enterprise data
Connected intelligent edge
brings new enhanced services
Edge cloud AI + On-device AI
Voice activation
Object classification
Text recognition
Fingerprint
Face detection
On-device security
Voice recognition
Gesture/hand tracking
Computational photography
Contextual awareness
QUALCOMM

Source: Qualcomm, What's the role of artificial intelligence in the future of 5G and beyond?, September 21, 2021

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Energy transition will be one of the market drivers over the coming decades Semiconductors are crucial in generation, storage, distribution, consumption of electrical energy    Generation Accelerated migration to different energy mix due to environmental, scarcity and geopolitical factors1 Green energy generators have high-power semiconductor content2: • Wind: ~3,000 €/MW • Solar: ~4,000 €/MW    Consumption Accelerated conversion from fossil to electrical in mobility • ~70% of car sales in 2030 will be xEV (up from ~15% in 2021)3 Semi content ~2X from fossil cars to EV, and ADAS is an additional driver • EV: >$1,500 per vehicle in this decade3    Sources 1: Shell-2021 The energy transition scenarios 2: Infineon-August 2022: Third quarter FY2022- quarterly update 3: Infineon-October 2022: Automotive Division Call xEV: all types of electric vehicles, including mild hybrid electric vehicles    November 11, 2022    Page 7 public

More integrated systems require both advanced and mature nodes An automotive integrated system has a spectrum of scalable, flexible computing solutions Actuators Domain/zone control Comms gateway Central core Smart control Compute intensive real-time actions Low latency communications System’s main computer    More mature High control capacity Signal-oriented operations Hard real-time requirements    More advanced High processing capacity Service-oriented operations Soft real-time requirements    Source: Based on Lars Reger, NXP, “Changing the world with rolling robots – requirements for collaboration, innovation and supply”, IMEC Future summit, May 2022 Page 8 public

Countries push for ‘technological sovereignty’, fueling capex spend



CHIPS Act, FABS Act

- $52bn
- Investment tax credits



European CHIPS Act

- $46bn



Integrated Circuit Industry Investment Fund (“Big Fund”)

- $20.7bn Phase 1
- $30.5bn Phase 2
- Tax breaks



Invest Taiwan Initiative

- Tax credits
- Help securing land, water and electricity



K-Semiconductor Belt

- Tax credits
- Aim to attract $450bn in private investment by 2030



Specified ICT Utilization

- $4.42bn
- Subsidies for setup costs

Source: “The resilience myth: Fatal flaws in the push to secure chip supply chains,” Nikkei Asia, July 26, 2022

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ASML ecosystem has considerable means to drive innovation 50 top technology companies in our ecosystem generated $688 billion of EBIT in 2021    In our ecosystem, EBIT has grown at 19% CAGR from 2016 to 2021    ASML Peers Semi Non-Semi Source: Bloomberg, companies’ annual reports, and ASML analysis. Note: EBIT = Earnings before Interest & Taxes; 50 top companies are top IT companies from the GICS 45 classification, according to EBIT rankings, plus Amazon, which is categorized as a retail company by the GICS (Global Industry Classification Standard). This chart uses the total EBIT of a company. November 11, 2022    Page 10 public

And it's not stopping: the industry has years of device innovation ahead

The industry is enabling technologies in innovative and affordable ways

Today's status


Advanced Logic
5 nm
3 nm
2 nm
1.x nm
1 nm
Logic nodes
DRAM
1A
1B
1C
0A
0B
0C
DRAM nodes
NAND
176L
2xxL
2yyL
3xxL
4xxL
>5xxL
Number of layers
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Production
Development
Research
Roadmap

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The innovation pipeline is filled to the brim



2018 N7
2020 N5
2022 N3
2024 N2
2026 A14
2028 A10
2030 A7
2032 A5
2034 A3
2036 A2
Continued dimensional scaling
Metal Pitch [nm]
40 28 22 21 18 16 16-14 16-12 16-12 16-12
Device and material innovations
Metal Tracks
7 6 6 6 5 5 5 4 <4 <4
FinFET
FinFET
FinFET
GAA Nanosheet
GAA Nanosheet
GAA Forksheet
GAA Forksheet
CFET
CFET
CFET Atomic
Context-aware interconnect
imec

Source: IMEC, Future Summits, May 2022

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30 years of DRAM: continuous improvements in design rule and bit density This carries on in the coming decade Design rule Density [nm] [Gb] 1,000 100 540 48Gb 690 nm 380 32Gb 260 100 5V 190 24Gb 140 10 (Supply voltage) 92 16Gb 80 8Gb 56 35 D1a 25 20 2Gb 18 17 10 16 1 14 D1b D1c 1Gb 1.1V D0a D0b 512Mb 64Mb 256Mb 1 128Mb 0.1 1990 1995 2000 2005 2010 2015 2020 2025 2030 Source: Kinam Kim, Samsung, The smallest engine transforming humanity, the past, present and future, IEDM, December 2021    Page 13 public

The semiconductor market is expected to double in 10 years Analysts’ views on 2030 market are ranging from $1.0tn to $1.3tn      $1.3tn $1.3tn $1.1tn $1.0tn tn) ( $ $1.0tn sales $0.6tn Semi$0.5tn $0.4tn 2030 Sources: TechInsights, McKinsey, SEMI.org    Page 14 public

Semi end markets expected to grow 9% through 2030     All markets contributing; Datacenter, Automotive and Industrial expected to outperform Smartphone ($bn) Personal Computing ($bn) Consumer Electronics ($bn) 213 +6%+3% 125124 12131 145 144 12 13 150 153115 10116+9% 3 102100114 10115 105 11362 666 16 3 42 443 50 36 35 15 16 11120 21 22 23 24 25 26 222 3015 16 1 11 20 21 22 2324 25 26 22 23015 16 1 11 20 21 2223 24 25 26 222 30 Wired & wireless Infrastructure ($bn) Servers, Datacenters & Storage ($bn) Total Semiconductor ($bn) 24Forecast +13% +8%2+61 62 64136 153 53 54 5111 323363 4516 4 100 1CAGR10 30 316361 42 422020-2030+9%+157 15 16 11120 21 22 23 24 25 26 222 3015 16 1 11 20 21 22 2324 25 26 22 230 2 3 Automotive ($bn) Industrial Electronics ($bn) 663 5 5 615 6 4 64 1 14160422422 +14%+12% +18+40335 346 3 102101 25 3 63 165 3 6 30 34 3424140 543 3 46 5250 51 15 16 11120 21 22 23 24 25 26 222 3015 16 1 11 20 21 22 2324 25 26 22 23015 16 1 11 20 21 2223 24 25 26 222 30 Source: Historical data: Gartner. Outlook: Gartner 3Q22 Forecast (Sep22, 2022) for years ’22-’26; Outlook 2030: ASML estimate; segment revenue extrapolated using ’20-’26 Compound Annual Growth Rate (CAGR). Some deviations from this methodology due to expected growth profile differences across the decadeCMD 2021CMD 2022 CMD 2022—extrapolation November 11, 2022    Page 15 public

Megatrends Wafer demand Changes from Investor Day 2021 Capacity expansion    Page 16 public

Translating to expected growth of wafer demand in all segments

Higher growth for advanced Logic and mature markets compared to CMD 2021



Million wafer starts/month
Growth/year*
Actuals
2020
CMD 2021
2025
CMD 2022
2025
CMD 2022
2030
CMD 2021
2020-2025
CMD 2022
2020-2030
Advanced Logic ≤28 nm
1.0
1.7
2.1
3.2
+0.13
+0.22
DRAM
1.4
1.8
1.9
2.2
+0.08
+0.08
NAND
1.6
2.1
2.1
2.6
+0.10
+0.10
Mature Logic >28 nm
4.8
6.7
8.6
+0.20
+0.38
+0.51
+0.78
Million wafer starts/month
PCs and laptops
Smartphones and tablets
Servers and Cloud
Automotive
Consumer incl. wearables
Other

Source: Gartner, Omdia, ASML analysis. Segment "Other" includes Industrial, Wired and Wireless;

* Growth/year linear over period

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Advanced and mature nodes drive investments in wafer capacity

~780k wafers/month per year 2020-2030, CAGR ~6.5%

Wafers (million wafer/yr) 300mm equivalent



200
150
100
50
0
2010
2015
2020
2025
2030

Source: ASML analysis, Advanced Logic ≤28 nm, Mature >28 nm

Cost-effective innovations

- Growing wafer demand and capacity across all market segments drives increased litho demand
- Advanced Logic driven by growing application space and energy-efficient transistor growth.
- Mature markets driven primarily by strong automotive and industrial demand, mainly in 300 mm but 200 mm also growing

	kwspm/y CMD 2021 2020-2025	kwspm/y Growth 2020-2030	Percentage CAGR 2020-2030
NAND	+100	+100	4.9%
DRAM	+80	+80	4.7%
Advanced Logic	+125	+220	12.0%
Mature	+200	+380	6.0%
Total	+505	+780	6.5%

Mature Logic DRAM NAND

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Megatrends Wafer demand Changes from Investor Day 2021 Capacity expansion    Page 20 public

We see a range of demand drivers for wafer capacity growth

Demand bucket		Demand driver	kwspm/yr **Additional wafer capacity required**	Variables
CMD 2021 2020-2025			505	
	Market driven growth	• Advanced market growth across segments driven primarily by server and AR/VR.	45	• End market segments growth rates • Geopolitical instabilities
		• Mature markets growth driven primarily by industrial and automotive (incl. electrification)	180	
	Technology driven growth	• Larger die sizes are required to improve both energy efficiency and performance while also compensating for slowing shrink	50	• Innovation by needs of industry, society and government • Transistor and bit demand growth due to market or technology
CMD 2022 2020-2030			**780**	

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Advanced market growing faster     Faster node migration andmore backfill, stronger outlookongrowingservers and emergingmarkets More products moving fromMore positive outlook onEmerging applications mature to advanced Nodesthe server marketaccelerating uptake Especially in smartphone and consumerServer (units in millions)AR/VR headsets (units in millions)    TSMC June 2022 symposium: to add 50% on mature (including 28 nm)/ specialized capacity by 2025 Sources: TSMC symposium 2022 2035 1830 16 1425 1220 10 15 8 610 4 5 2 00 2013201720212025e201920212023e2025e ActualCM ’21CM ‘22ActualCM ’21CM ‘22 Sources: Gartner Serverforecasts 2Q21 and 3Q22Sources: Gartner Semiconductor forecasts 2Q21 and 3Q22    Page 22 public

Mature market is growing faster, driven by smart grids and automotive Mature grows in all segments     New applications emergingCustomers support our view After being stable for years, we nowWith reducing cost, new applications andCustomers such as TSMC confirm mature see proliferation of mature applications,markets are emerging. Smart grids beingapplications are growing, in segments and growing wafer demandone example, where the variable nature ofsuch as smartphone (driven by sensors, renewable energy requires smart grids tocamera, etc) and automotive (driven by kwspm (300 mm equivalent) balance this.electrification). 8000 7000 6000 5000 4000 3000 2000 1000 0 20102015202020252030 PowerOptical sensors Non-optical sensorsMature LogicAnalog Source: ASML analysis using external sourcesSource: Infineon Aug’22: quarterly update-third quarter FY2022Source: TSMC, Anandtech June16, 2022 November 11, 2022    Page 23 public

Significant increase in mask sets or products for ≥ 28 nm Logic nodes

DUV growth drivers

Over 40% increase in products in past few years, meaning more applications

Technology nodes require DUV



Technology Nodes
ArFi
ArF
KrF
i-line
90-130 nm
65 nm
40 nm
28 nm
DUV litho required

Products ≥ 28 nm technology in production (300 mm)



# of mask sets (products) in production
2012
2015
2018
2021
>40% increase
90-130 nm
65 nm
40 nm
28 nm

Source: ASML analysis and external analysts

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Drive for energy efficiency requires more silicon in advanced segment

Larger die sizes are required to improve both energy efficiency and performance

Energy efficiency requires more silicon

Running chips at lower voltage increases energy efficiency and lowers performance, which can be compensated by larger die sizes.



1.2-1.5x
Silicon area for equivalent performance
100%
200%
300%

Source: ASML analysis using external sources

Customers are balancing performance and power

After an era of transistor density optimization, customers are increasingly optimizing system scaling and energy efficiency.



200 W less power
M1 Ultra
90% more performance
16-core desktop
Highest-end discrete GPU
Relative performance
0
50
100
150
200
0
20
40
60
80
100
120
140
160
180
200
220
240
260
280
300
Power consumption (watts)

Source: Apple.com, March 2022

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We see a range of demand drivers for wafer capacity growth

Demand bucket	Demand driver	kwspm/yr Additional wafer capacity required	Variables
CMD 2021 2020-2025		505	
Market driven growth	• Advanced market growth across segments driven primarily by server and AR/VR. • Mature markets growth driven primarily by industrial and automotive (incl. electrification)	45 180	• End market segments growth rates • Geopolitical instabilities
Technology driven growth	• Larger die sizes are required to improve both energy efficiency and performance while also compensating for slowing shrink	50	• Innovation by needs of industry, society and government • Transistor and bit demand growth due to market or technology
CMD 2022 2020-2030		**780**	
Geopolitical and competitive driven growth	• Technological sovereignty • Foundry competition	150	• Geopolitical driven self-sufficiency • Foundry competition uncertainty
CMD 2022 2020-2030		**~780-930**	

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Technological sovereignty and foundry competition create additional capacity

Resulting in ~10% inefficiency of the total wafer installed capacity by 2030

Capacity (million wafer/year) 300 mm equivalent


~10% inefficiency or an additional
18 million wafer capacity by 2030
200
150
100
0
2010
2015
2020
2025
2030

Source: ASML analysis, advanced Logic ≤28 nm, mature >28 nm

Cost-effective innovations

- Tech sovereignty leading to less efficient use of the installed capacity as countries/regions aim to (re)gain fab footprint.
- Fab base becomes more spread in ownership and geography and load balancing will become more difficult
- Intensified foundry competition could lead to period with overcapacity as players try to capture market share

	kwspm/yr CMD 2021 2020-2025	kwspm/yr Growth 2020-2030	Percentage CAGR 2020-2030
NAND	+100	+100	4.9%
DRAM	+80	+80	4.7%
Advanced Logic	+125	+220	12.0%
Mature	+200	+380	6.0%
Total	+505	+780	6.5%
+ Technological Sovereignty & Competition		+150	
Total capacity	+505	+930	7.4%

Mature · Logic · DRAM · NAND

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Customers are investing to support these demand drivers

Top three semiconductor manufacturers announced plans to invest >$300 billion in global capacity



Texas tsmc
$12bn
New Mexico intel
$3.5bn
Texas SAMSUNG
$17bn
Ohio intel
$20bn
Arizona intel
$20bn
Oregon intel
$3bn
Ireland intel
$20bn
Israel intel
$10bn
Germany intel
$17bn
Taiwan tsmc
$100bn
Korea SAMSUNG
$40bn
China SAMSUNG
$11bn
Korea SAMSUNG
$45bn
Japan tsmc
$8bn

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Megatrends Wafer demand Changes from Investor Day 2021 Capacity expansion    Page 29 public

With strong long-term growth, we adjust our capacity to meet demand

Flexible growth in a volatile environment to ensure reliable performance

Strong long-term growth

over the next 10+ years

Our industry and the ASML ecosystem expect to double in size before 2030

Adjust capacity

to meet demand

Invest timely and sustainably in additional capacity to plan to meet demand

Prepare for cyclicality

with the aim of serving *all* customer needs *throughout* swings

Embed flexibility to grow fast and adjust in down-cycle

Balance the interests

of all stakeholders

Share risks and rewards fairly between customers, suppliers, employees, shareholders and society



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Capacity expansion plans and productivity roadmap to support semiconductor industry growth

DUV capacity growth to
600 systems/year
in 2025-2026

Number of units	x	Productivity	=	Litho wafer capacity*
~2.5x		**~1.2x**		**~3x**

compared to 2020

Low-NA EUV capacity growth to
90 systems/year
in 2025-2026

Number of units	x	Productivity	=	Litho wafer capacity*
~3x		**~1.7x**		**~5x**

compared to 2020

High-NA EUV capacity growth to
20 systems/year
starting in 2027-2028 and growing over time

Number of units
≥ 20

*Litho wafer capacity=units x productivity; numbers provided are capacity plans, not shipment plans

Revised capacity expansion plans require the building of new production facilities

- Expansion to increase ASML production space by >65,000m^2
- Phased capex approach with incremental ~€0.5bn per year over 5 years, translating to ~€0.2bn per year on average in depreciation costs
- Total supply chain expected to invest ~€2bn over next years

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Megatrends, wafer demand and capacity plans to support future growth

Key Messages

Global trends continue to fuel semiconductor growth

- While the current macro environment creates near-term uncertainties, we see longer-term wafer demand and capacity showing healthy growth
- Expanding application space and industry innovation are expected to continue to fuel growth across semiconductor markets
- This translates to semi end market annual growth rate of **around 9%** and a doubling of semiconductor revenue (2020-2030)

This drives an increase in demand for wafers into the next decade

- Strong growth rates across markets, continued innovation, more foundry competition and technological sovereignty drive an increased demand at advanced and mature nodes, which requires wafer capacity additions of **over 780 thousand wafer starts per month per year**, or a **CAGR of 6.5%** (2020-2030)

To meet that demand, ASML and its partners are adding capacity

- We plan to adjust our capacity to meet future demand, preparing for cyclicality while sharing risks and rewards fairly with all stakeholders
- We plan to increase our capacity to **90** Low-NA EUV and **600** DUV systems (2025-2026), while also ramping High-NA EUV capacity to **20** systems (2027-2028)

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Placeholder video Zeiss (5 min)    Page 33 public

Forward Looking Statements This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to expected trends, including trends in end markets and the technology industry and business environment trends, expected lithography and semiconductor industry growth and growth rates and revenue, capital intensity outlook, expected growth in semiconductor end markets, expected growth in wafer demand and capacity and additional wafer capacity requirements, expected investments in wafer capacity and plans to increase capacity, expected growth in lithography spend, opportunity for growth in service and upgrades and expected growth in Installed Base Management sales, expected increase in capacity and plan for ASML and its suppliers to increase capacity and output to meet demand, expected production of systems, updated model for 2025 and 2030, outlook and expected, modelled or potential financial results, including revenue projections and annual revenue opportunity gross margin, R&D costs, SG&A costs, capital expenditure, cash conversion cycle and annualized effective tax rate for 2025 and 2030 and assumptions underlying such expected, modelled or potential amounts, and other assumptions underlying our business and financial models, expected trends in semiconductor end markets and long term growth opportunities, demand and demand drivers, expected growth in the semiconductor industry including demand growth and expected capital spend in the coming years, the impact of technology sovereignty and foundry competition, statements with respect to dividends and share buybacks and dividend policy, including expectation of growing dividends and buybacks and statements with respect to ASML’s new buyback plan, energy generation and consumption trends and the drive toward energy efficiency, increasing technological sovereignty across the world, including specific goals of countries across the world, increasing competition in the foundry business and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand and capacity for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, risks relating to execution of technology roadmaps, demand and production capacity and our and our supplier’s ability to increase capacity to meet demand, the impact of inflation and any recession, investments in capacity and lithography spend, our ability to meet the goals and expectations in our business and financial models and whether the assumptions underlying our models prove to be reasonable and accurate, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, our ability to increase capacity including our infrastructure and workforce, our ability to control costs and maintain and improve gross margin and competitive position, trends in the semiconductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, geopolitical risks and impact on our business, import/export and national security regulations and orders and their impact on us including the impact of new U.S. export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of our share repurchase program and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.    Page 34 public

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